Exhibit 99.1

Ballard & First Mode sign order for 60 additional hydrogen fuel cell modules for zero-emission mining trucks

VANCOUVER, BC and SEATTLE, June 1, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and global carbon reduction company First Mode today announced a purchase order for Ballard to supply First Mode with 60 hydrogen fuel cell modules – totaling 6 megawatts – for delivery in 2024. The order represents an expansion of the relationship, following the order of 35 modules year-to-date in 2023, to power hybrid hydrogen and battery ultra-class mining haul trucks.

"The combination of hydrogen fuel cell and battery technology has proven itself as a viable zero-emission alternative to diesel in mine haulage," said Julian Soles, CEO at First Mode. "We are excited to continue our partnership with Ballard to help our customers achieve their emission targets without sacrificing performance."

Ultra-class haul trucks have high payload and energy requirements, while also needing to meet high uptime metrics to maintain existing operating practices. Ballard's fuel cell modules integrated into First Mode's nuGen™ solution deliver the duty cycle performance mining operators require.

"We are thrilled to support our partner First Mode as they scale the deployment of their mining haul truck platform," said David Mucciacciaro, Ballard's Chief Commercial Officer. "Amongst our verticals, mining-haul trucks represent one of the most difficult to decarbonize use cases, and therefore one of the most attractive segments for our fuel cell products. We look forward to further demonstrating the value-proposition of our products in heavy-duty applications as additional First Mode vehicles enter service."

First Mode is working to scale production for the next generation of the nuGen™ solution, including fuel cell and battery powerplant and related infrastructure. First Mode has begun integrating Ballard's fuel cells from the previously announced orders and will continue to bring an increasing number of zero-emission vehicles to the field with the order announced today. The next several engines will be demonstrated at First Mode's Proving Grounds in Centralia, Washington, USA starting in 2024.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About First Mode

First Mode is a global carbon reduction company developing creative, clean energy solutions for heavy industry's toughest problems. We started by removing the diesel engine from a colossal mining truck and replacing it with a hybrid hydrogen and battery powerplant. A world-first, and the world's largest. But we're not stopping there. We are also working on providing critical mine site infrastructure for hydrogen production, battery recharging, and hydrogen refueling. Today, we're starting at the source, the mining industry, and tomorrow the larger supply chain, to completely eliminate the use of diesel and speed the clean energy transition. www.firstmode.com

Ballard to power First Mode’s hybrid hydrogen and battery powertrain for ultra-class mining haul trucks (CNW Group/Ballard Power Systems Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard--first-mode-sign-order-for-60-additional-hydrogen-fuel-cell-modules-for-zero-emission-mining-trucks-301840035.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/01/c9929.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com; First Mode: Jeffrey Peterson - Senior External Communications Manager - jeffrey.peterson@firstmode.com

CO: Ballard Power Systems Inc.

CNW 08:30e 01-JUN-23